08006370

082-34867

TRINIDAD DRILLING LTD

TDG

SEC Mail Processing Section

DEC 30 2008

Washington, DC
111

December 17th, 2008

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Trinidad Drilling Ltd.

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Drilling Ltd's News Release dated December 16th, 2008. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Regards,

Lisa Ciulka

Lisa Ciulka
Director of Investor Relations

PROCESSED
JAN 12 2009
THOMSON REUTERS

B

Dw 1/6

TRINIDAD DRILLING
TDG

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

FOR IMMEDIATE RELEASE: Tuesday, December 16, 2008

TSX SYMBOL: TDG

TRINIDAD DRILLING LTD. DECLARES FOURTH QUARTER DIVIDEND

CALGARY, ALBERTA – The Board of Directors of Trinidad Drilling Ltd. ("Trinidad") declared a cash dividend for the fourth quarter of 2008 of $0.15 per common share to be paid January 15, 2009 to shareholders of record on December 31, 2008. The dividend is designated as an "eligible dividend" for Canadian Income Tax purposes.

Trinidad is a growth oriented corporation that trades on the TSX under the symbol TDG. Trinidad's divisions operate in the drilling, well servicing, coring and barge drilling sectors of the North American oil and gas industry. With the completion of the current rig construction programs, Trinidad will have 126 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad will have 26 service rigs, 20 pre-set and coring rigs and 4 barge rigs currently operating in the Gulf of Mexico. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable, technologically advanced and competitive in the industry.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the shares in any jurisdiction. The shares offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or to a United States person, absent registration, or an applicable exemption therefrom.

For further information please contact:

Lyle Whitmarsh
President & Chief Executive Officer,
(403) 265-6525

Brent Conway
Chief Financial Officer
(403) 265-6525

Lisa Ciulka
Director of Investor Relations
(403) 294-4401
email: lciulka@trinidaddrilling.com

END